May 14, 2014

Pamela Long

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Axiall Corporation
Eagle Spinco Inc.
Registration Statement on Form S-4
Filed March 25, 2014
File No. 333-194802
Form 10-K for Fiscal Year Ended December 31, 2013
Filed February 28, 2014
File No. 001-09753

Dear Ms. Long:

We have reviewed the comments in the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated April 21, 2014 (referred to as the “Comment Letter”), regarding (a) the Registration Statement on Form S-4 filed with the SEC on March 25, 2014 (the “Initial Registration Statement”) by Axiall Corporation (the “Company”) and Eagle Spinco Inc. (“Eagle Spinco”), as amended by Amendment No. 1 thereto filed by the Company and Eagle Spinco on the date hereof (“Amendment No. 1” and, together with the Initial Registration Statement, the “Registration Statement”),  and (b) the Annual Report on Form 10-K of the Company for the fiscal year ended December 31, 2013 (the “2013 Form 10-K”).

The Company’s response to each comment is set forth below.  For your convenience, we have included the text of your comments in bold prior to the Company’s related response. Capitalized terms used herein and not otherwise defined have the meaning set forth in the Registration Statement.

Form S-4

Cautionary Note Regarding Forward-Looking Statements, page ii

1.             The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer.  See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act.  Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

The Company has revised the referenced disclosure throughout the prospectus to clarify that the safe harbor protections for forward-looking statements do not apply to statements made in connection with the offer and has deleted such language from the referenced disclosure.

Summary Historical Consolidated Financial Information, page 13

2.             Please also disclose basic and diluted earnings per share for each period presented.

The Company has revised the referenced disclosure on page 14 of the Registration Statement to include the basic and diluted earnings per share for each period presented in the Summary Historical Consolidated Financial Information.

Expiration Date; Extensions; Termination; Amendments; page 29

3.             Please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

The Company hereby confirms that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424 under the Exchange Act.

“By using the ATOP procedures to exchange the original notes...”, page 30

4.             We note the disclosure indicating that you will issue new notes or return any old notes not accepted for exchange “as promptly as practicable” after expiration or termination of the exchange offer.  Rule 14e-1(c) requires that you exchange the notes or return the old notes “promptly” upon expiration or termination of the offer, as applicable.  Please revise here and throughout the document, as necessary.

The Company has revised the referenced disclosure throughout the prospectus to note that the Company will exchange or return the old notes “promptly” upon expiration or termination of the offer.

Conditions to the Exchange Offers, page 33

5.             Please advise us as to how oral notice of any extension is reasonably calculated to reach registered holders of the outstanding notes or otherwise satisfies the requirements of Rule 14e-1(d).

The Company acknowledges the Staff’s comment and respectfully advises that it will provide written notice of any extension to the registered holders of the outstanding notes in accordance with Rule 14e-1(d) under the Exchange Act by press release or other public announcement.  The Company states on page 29 of the Registration Statement that it reserves the right to extend the exchange offer by giving written notice to the exchange agent and by public announcement communicated no later than 9:00 a.m., New York City time, on the next business day following the previously scheduled expiration date, by making a release to PR Newswire or other wire service.  The Company has also revised the language on page 33 of the Registration Statement to state that it may terminate, modify or otherwise amend the exchange offer by written notice to the exchange agent and by timely public announcement communicated to PR Newswire or other wire service.  The Company has revised the disclosure on page 29 of the Registration Statement to further clarify that any delay in acceptance, extension, termination or amendment of the exchange offers will require public announcement by the Company or Eagle Spinco, as applicable, satisfying the requirements of Rule 14e-1(d) of the Exchange Act.  Any remaining references to oral notices contained in the Registration Statement have been deleted.

6.             We note that Axiall or Eagle Spinco may determine in its sole discretion whether certain offer conditions have occurred or are satisfied.  Please revise to include an objective standard for the determination of whether a condition has been satisfied.

The Company has revised the referenced disclosure on page 33 of the Registration Statement in response to the Staff’s comment.

Legal Opinion, Exhibit 5.2 and 5.5

7.             Please explain why counsel in Exhibits 5.2 and 5.5 have provided opinions indicating the notes and guarantees constitute valid and binding obligations when the opinion regarding the legality of the securities is covered by Jones Day in Exhibit 5.1.  The opinions provided by Maddin, Hauser, Roth & Heller P.C. and Woodburn and Wedge need to cover the Michigan and Nevada guarantors’ valid existence, power to create the guarantee obligation, and required steps to authorize entering into the obligation under the law of the jurisdiction of organization.  See Section II(B)(1)(e) of Staff Legal Bulletin No. 19 (CF) dated October 14, 2011.

The opinions provided by Maddin, Hauser, Roth & Heller P.C. and Woodburn and Wedge have been revised in response to the Staff’s comment and Exhibits 5.2 and 5.5 have been refiled as exhibits to the Registration Statement.

Form 10-K for Fiscal Year Ended December 31, 2013

General

8.             Where a comment below requests additional disclosures or other revisions, please provide us with your proposed disclosure revisions as part of your response.  These revisions are expected to be included in your future filings.

The Company has revised the referenced disclosures in response to the Staff’s comments and included such revised disclosure below, where a revision is appropriate.  The Company has and will include such revised disclosure in the Company’s future filings, including interim filings, beginning with its Quarterly Report on Form 10-Q for the quarter ended March 31, 2014 (the “First Quarter Form 10-Q”).

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 39

Aromatics Business Overview, page 41

9.             We note from your segment disclosures, your sales of cumene products decreased approximately $200 million in fiscal year 2013.  Your disclosure indicates that the sales decrease was attributable to “lower domestic contract sales volume”.  Please expand your disclosure to provide a more insightful discussion and analysis of the key drivers underlying your lower domestic contract sales volume for this product line.  The reasons for the decline in sales are not clear and it is also unclear whether or not this product line is experiencing a declining sales trend.  Given the significant decrease in sales, it would be helpful if you provided investors with more insightful and indicative information for this component of your business.  This comment also applies to your discussion on page 46 pertaining to this business.

The Company acknowledges the Staff’s comment and respectfully advises that, to the extent material, the Company will revise future filings to expand the discussion and analysis of the key drivers underlying the results of operations in its Aromatics business.  In response to the Staff’s comment, the Company included the following disclosure on page 33 of the First Quarter Form 10-Q under “Aromatics Business Overview” (consistent disclosure is also included in the discussion of the Aromatics Business results of operations on page 37 of the First Quarter Form 10-Q), and to the extent material and applicable, the Company intends to include similar disclosure in the Company’s future Form 10-Q and Form 10-K filings:

“Net sales were $156.8 million and $284.5 million for the three months ended March 31, 2014 and 2013, respectively, decreasing 45 percent in the aggregate and reflecting a 47 percent decrease in cumene sales volume and a 32 percent decrease in phenol and acetone sales volumes, while sales prices remained flat. The decrease in our sales volume of phenol is primarily due to a significant decline in export demand for phenol produced in the United States, which is primarily the result of the recent addition of a significant amount of new phenol production capacity in Asia. These same factors are also primarily responsible for the decrease in our sales volume of cumene. Specifically, domestic producers of phenol are manufacturing less phenol, for which cumene is a raw material, in response to the decline in export demand for phenol. Accordingly, those domestic producers some of which have historically been our customers, have required significantly less cumene. In addition, with respect to the decline in our cumene sales volume, that decline has been caused in part by certain of our customers purchasing less cumene from us under contracts, and instead purchasing cumene on the spot market from a more diversified group of suppliers. We expect these lower levels of phenol and cumene sales volumes to continue throughout the remainder of 2014. “

In addition, in response to the Staff’s comment, the Company specifically intends to provide the following disclosure in its annual report on Form 10-K for the fiscal year ending December 31, 2014 within the Aromatics Business comparison of the results of operations for the years ended December 31, 2013 and 2012:

“Net sales were $898.8 million for the year ended December 31, 2013, a decrease of 19 percent versus $1,104.3 million for the year ended December 31, 2012. The net sales decrease primarily resulted from a 28 percent decline in our overall sales volume driven by lower export sales volumes for phenol and lower export and domestic sales volumes for cumene during the year ended December 31, 2013 versus the year ended December 31, 2012. The decrease in our sales volume of phenol is primarily due to a significant decline in export demand for phenol produced in the United States, which is primarily the result of the recent addition of a significant amount of new phenol production capacity in Asia.  These same factors are also primarily responsible for the decrease in our sales volume of cumene. Specifically, domestic producers of phenol are manufacturing less phenol, for which cumene is a raw material, in response to the decline in export demand for phenol. Accordingly, those domestic producers some of which have historically been our customers, have required significantly less cumene. In addition, with respect to the decline in our cumene sales volume, that decline has been caused in part by certain of our customers purchasing less cumene from us under contracts, and instead purchasing cumene on the spot market from a more diversified group of suppliers. The sales volume decrease was partially offset by a 13 percent increase in overall average sales prices driven by a 10 percent increase in the sales price of cumene and 6 percent increase in the sales price for phenol and acetone. The sales price increases reflected higher costs for propylene and benzene.”

Results of Operations, page 42

10.          We note your risk factor on page 28 related to fluctuations in foreign currency exchange and its effect on your financial results reported in U.S. dollar terms.  Please more fully expand your discussion on each component of your results of operations for each period presented to appropriately address the impact of foreign currencies on your reported results from period to period.

The Company acknowledges the Staff’s comment and respectfully advises that the effect of currency exchange rate fluctuations on its results of operations or any component thereof was not material for the full year ending December 31, 2013.  The Company’s risk factor titled “Fluctuations in foreign currency exchange and interest rates could affect our consolidated financial results” is intended to disclose that the Company does have exposure to fluctuation in changes in foreign currency exchange rates, primarily fluctuations in the Canadian dollar to U.S. dollar exchange rates. The Company has considered its exposure to foreign currency exchange rate changes and concluded that it has not been material for each of the past years ended December 31, 2013, 2012 or 2011, respectively, as outlined in the following table.

Component of Results of Operations	2013	2012	2011
	(In millions)
Transaction gains	$0.7	$0.4	$0.4
Financing related loss on statements of income	—	(0.6)	(0.9)
Non cash impact on statement of cash flows (loss) gain	(0.3)	0.4	(0.6)
Effect of exchange rate changes on cash and cash equivalents in statement of cash flow	(3.7)	1.0	0.5

To the extent the effect of currency exchange rate fluctuations become material to its results of operations or to any component of its results of operations, the Company will incorporate necessary disclosures in future filings to address how changes in foreign currency exchange rates impact material income statement line items.

In this regard, the Company acknowledges that the effect of currency exchange rate fluctuations is from time to time material to the consolidated results of operations.  In response to the Staff’s comment, the Company has included the following disclosure on pages 31 and 35 of the First Quarter Form 10-Q (foreign currency exchange rate disclosures reflected in bold/underline font):

“Consolidated Overview

The decrease in net sales for the three months ended March 31, 2014 as compared to the three months ended March 31, 2013 was primarily attributable to: (1) a 45 percent decrease in the net sales of our aromatics segment, which was due to decreased domestic demand for cumene and decreased export opportunities for phenol; and (2) lower sales volumes in our chlorovinyls segment, primarily due to the impact of the December 2013 fire at our PHH vinyl chloride monomer (“VCM”) manufacturing facility, and due to operational and logistic issues caused by severe winter weather experienced during the three months ended March 31, 2014 which impacted the operating rates in our chemical business and delayed the seasonal ramp-up in our building products business. The decrease in net sales also is attributable in part to a 5 percent decrease in the net sales of our building products segment, which was due to a weaker Canadian dollar and a decrease in Canadian sales volume. The decrease in operating income to an operating loss, the decrease in Adjusted EBITDA, the decrease in Adjusted Net Income to an Adjusted Net Loss, and the increase in net loss attributable to Axiall, for the three months ended March 31, 2014, as compared to the three months ended March 31, 2013, was primarily attributable to a significant increase in our cost of natural gas, and operational and logistical issues, all caused by severe winter weather, as well as increased maintenance costs and a lower electro-chemical unit (“ECU”) value as well as lower operating rates, primarily as a result of the December 2013 fire at our PHH VCM manufacturing facility.”

“Consolidated Results

Net Sales. For the three months ended March 31, 2014, net sales totaled $993.7 million, a decrease of 6 percent compared to $1,061.2 million for the comparable three months ended March 31, 2013. The net sales decrease was primarily attributable to: (1) lower sales volumes in our aromatics segment due to decreased domestic demand for cumene and decreased export opportunities for phenol, both of which were attributable primarily to significant recent additions of phenol production capacity in Asia; and (2) lower sales volumes in our chlorovinyls segment, primarily due to the impact of the December 2013 fire at our PHH VCM manufacturing facility, and due to operational and logistical issues caused by severe winter weather. The decrease in net sales is also attributable, in part, to a 5 percent decrease in the net sales of our building products segment, which was due to a weaker Canadian dollar and a decrease in Canadian sales volume during the three months ended March 31, 2014. The reduction in sales was partially offset by the inclusion of three months of sales results from the Merged Business in our chlorovinyls segment for the quarter ended March 31, 2014 versus only two months for the quarter ended March 31, 2013, as well as higher sales volumes for our building products in the United States compared to the three months ended March 31, 2013.”

The Company also acknowledges that the effect of currency exchange rate fluctuations, primarily fluctuations in the Canadian dollar to U.S. dollar exchange rates, is from time to time material to the results of operations of its Business Products business.  In response to the Staff’s comment, the Company has included the following disclosure on page 32 of the First Quarter Form 10-Q (foreign currency exchange rate disclosures reflected in bold/underline font):

“Building Products Business Overview

Our building products segment consists of two primary product groups: (i) window and door profiles and trim, mouldings and deck products, which include extruded vinyl window and door profiles, interior and exterior trim and mouldings products, as well as deck products; and (ii) outdoor building products, which includes siding, pipe and pipe fittings. As discussed further below, certain highlights from our building products segment results of operations for the three months ended March 31, 2014 compared to the three months ended March 31, 2013 were as follows:

•                  Net sales totaled $154.7 million and $162.2 million for the three months ended March 31, 2014 and 2013, respectively, decreasing approximately 5 percent, primarily due to the impact of a weaker Canadian dollar, coupled with a decline in Canadian sales volumes driven by severe winter weather conditions partially offset by higher sales volumes in the United States.  On a constant currency basis, net sales for the three months ended March 31, 2014 decreased 1 percent.”

In addition, the Company has included the following disclosure on page 37 of the First Quarter Form 10-Q (foreign currency exchange rate disclosures reflected in bold/underline font):

“Building Products Segment

Net Sales.  Net sales totaled $154.7 million for the three months ended March 31, 2014, decreasing 5 percent versus $162.2 million for the comparable three month period in 2013. On a constant currency basis, net sales decreased only 1 percent.  The net sales decrease was primarily due to the impact of a weaker Canadian dollar coupled with a 3 percent decline in Canadian sales volume driven by severe winter weather, partially offset by 13 percent higher sales volume in the United States.  For the three months ended March 31, 2014, our building products segment’s geographical sales to the United States and Canada were 59 percent and 40 percent respectively, compared with 52 percent and 47 percent for the three months ended March 31, 2013.”

Lastly, the Company has included in the Reconciliations of Non-GAAP Financial Measures the following disclosure regarding a reconciliation of these Building Products Net Sales on a constant currency basis to the GAAP Net Sales on page 40 of the First Quarter Form 10-Q (foreign currency exchange rate disclosures reflected in bold/underline font):

“In addition, Axiall may compare certain financial information including Net Sales on a constant currency basis. We present such information to provide a framework for investors to assess how our underlying businesses performed, excluding the effect of foreign currency rate fluctuations, primarily fluctuations in the Canadian dollar. To present this information, current and comparative prior period financial information for certain businesses reporting in currencies other than United States dollars are converted into United States dollars at the average exchange rate in effect during the period, rather than the average exchange rates in effect during the respective periods.

Constant Currency Reconciliations

	Three Months Ended March 31,
(In millions)	2014	2013
Building Products net sales	$154.7	$162.2
Impact of currency exchange rates	5.7	—
Building Products constant currency sales	$160.4	$162.2	”

To the extent material, the Company further advises the Staff that the Company intends to include similar disclosure in the Company’s future Form 10-K and Form 10-Q filings.

Liquidity and Capital Resources, page 49

11.                               For each class of debt, please ensure that you clearly disclose whether you were in compliance with the covenants as of the reporting date.

The Company confirms that it is in compliance with all of the covenants to which it is subject under the terms of all of its debt agreements, and will provide a statement regarding its compliance for each class of debt in future filings.  In response to the Staff’s comment, the Company has included the following disclosure in the context of its total borrowing capacity discussion on page 38 of the First Quarter Form 10-Q, and the Company intends to include similar disclosure in its future Form 10-Q and Form 10-K filings:

“As of March 31, 2014, we were in compliance with all covenants in our ABL Revolver, the Term Loan agreement and the indentures governing our 4.625 Notes and 4.875 Notes.”

Item 8. Financial Statements and Supplementary Data, page 73

Note 1. Summary of Significant Accounting Policies and Nature of Business, page 79

Property, Plant and Equipment, page 80

12.                               The range of useful lives for your machinery, plant and equipment of two to twenty-five years is very broad.  Please consider breaking the machinery, plant and equipment category into smaller components and disclose the range of useful lives for each revised category.  For categories that still have very broad useful lives, please also consider separately discussing the types of assets that fall into each part of the range.

The Company acknowledges the Staff’s comment and respectfully advises that the Company will revise the disclosure of machinery, plant and equipment in future filings in response to the Staff’s comment.  In response to the Staff’s comment, the Company has included the following disclosure on page 9 of the First Quarter Form 10-Q with respect to the gross values of machinery, property, plant and equipment, and the Company intends to include similar disclosure in its future Form 10-Q filings:

“5. PROPERTY, PLANT AND EQUIPMENT, NET

As of March 31, 2014 and December 31, 2013, property, plant and equipment consisted of the following:

	March 31,	March 31,
(In millions)	2014	2013

Machinery and equipment	$1,067.6	$1,052.8
Chemical manufacturing plants	1,289.4	1,259.1
Buildings	214.7	219.9
Depletable land and land improvements	290.7	292.2
Construction-in-progress	109.2	134.7
Property, plant and equipment, at cost	2,971.6	2,958.7
Less: accumulated depreciation	1,325.6	1,300.0
Property, plant and equipment, net	$1,646.0	$1,658.7	”

In addition, with respect to the useful lives of machinery, property, plant and equipment, the Company intends to include disclosure that is substantially similar to the following disclosure as of December 31, 2013 in its future Form 10-K filings:

“As of December 31, 2013, the estimated useful lives of our assets are as follows:

Buildings	27-39 years
Depletable land and land improvements	15-25 years
Chemical manufacturing plants	25 years
Machinery and equipment	2-15 years
Dies and moulds	3-10 years
Office furniture and equipment	2-10 years
Computer equipment and software	3-10 years”

Note 2. Merger with the PPG Chemicals Business, page 84

13.                               ASC 805-10-50-2(h)(1) requires disclosure of the amounts of revenues and earnings of an acquired entity since the acquisition date that are included in the statement of operations.  You disclose on page 86 that disclosure of revenues and earnings of the Merged Business since January 28, 2013 on a stand-alone basis is not practicable since the Merged Business is not being operated as a stand-alone business.  Please reconcile this disclosure with your disclosure on page 132 which states the Merged Business constituted $1.6 billion of total net sales in your statement of operations for the year ended December 31, 2013.

The Company believes that disclosure of revenue and earnings of the Merged Business for financial statement purposes under ASC 805-10-50-2(h)(2) is impracticable primarily because the Merged Business is not, and has never been, operated by the Company as a standalone business.  Upon consummation of the Transactions, the Company combined the pre-Merger chemicals business and the Merged Business under an integrated leadership structure with a single executive vice president that is responsible for the combined results of the post-Merger chemicals business.  Because many of the products produced by the Merged Business (e.g., chlorine and caustic soda) also had been, and still are, produced by the Company’s legacy, pre-Merger chemicals business, upon the consummation of the Transactions as part of the post-Merger order-fulfillment integration initiative, the Company began shipping products from the Company’s legacy chemical manufacturing sites to fill many orders placed by customers of the Merged Business, and similarly began shipping products from the Merged Business’ chemical manufacturing sites to fill orders placed by certain customers of the Company’s legacy, pre-Merger chemicals business.  In addition, certain PPG corporate allocations related to the Merged Business ceased upon consummation of the Transactions and the Company commenced new and different corporate allocations to the Merged Business’ manufacturing sites.  These new revenue and cost patterns commenced immediately upon the closing of the Transactions as part of the integration effort to bring the two businesses together, which resulted in new intercompany and intracompany transactions that were eliminated upon consolidation for GAAP reporting purposes.  Consequently, the Company no longer has visibility into the direct costs and earnings of the legacy chemical manufacturing sites of the Merged Business, as they would have been recorded in the pre-Merger environment, or as they would be recorded if the Merged Business were a stand-alone business. Accordingly, it is impractical under ASC 805-10-50-2(h)(2) to disclose in the Company’s financial statement footnotes separate revenues and earnings of the legacy chemical manufacturing sites of the Merged Business from the date of acquisition.  Management also believes that the preparation of the stand-alone financial information for the Merged Business with the new revenue and cost patterns post closing of the Merger would not be meaningful to investors and could potentially be misleading.  Due to the integration activities associated with the Merged Business, management believes the pro forma combined financial information included in the Company’s filings is the more meaningful information to investors.

The disclosure on page 132 of the 2013 Form 10-K is made in connection with Management’s Report on Internal Control over Financial Reporting for that fiscal year.  Under Question 3 of Management’s Report on Internal Control Over Financial Reporting and Disclosure in Exchange Act Periodic Reports: Frequently Asked Questions (revised September 24, 2007) (the “FAQ”), the Staff does not object to management excluding from the scope of its report on internal control over financial reporting certain acquired businesses.  The FAQ further provides, among other things, that management indicate in any such case the significance of the acquired business to the registrant’s consolidated business.  The Company generated the total assets and fiscal 2013 revenues of the Merged Business from the systems and control environment of the Merged Business solely for the purpose of disclosing the significance of the transactions that were processed by the Merged Business and the results that were not covered by the Company’s management disclosure of the effectiveness of its internal control over financial reporting in compliance with the FAQ.  Furthermore, the Merged Business is no longer scoped out of the Company’s internal controls over financial reporting and will be included in Management’s Report on Internal Controls Over Financial Reporting that will be included in its Annual Report on Form 10-K for the fiscal year ending December 31, 2014.  Accordingly, no such disclosure will be required in Management’s Report on Internal Controls Over Financial Reporting under the FAQ for future periods.  While management maintains that the previously disclosed net sales of the Merged Business is reasonable solely for purposes of determining the significance of the Merged Business and the results that come from the related internal control environments in compliance with the FAQ, it does not believe that such amount reflected the results of the Merged Business for inclusion in the audited financial statements because, for the reasons set forth above and, it is impractical under ASC 805-10-50-2(h)(2) to obtain this information on an ongoing basis.

Note 6. Goodwill, Other Intangible Assets and Restructuring, page 89

Restructuring, page 91

14.                               In September 2013, you initiated a restructuring plan in your building products segment consisting of various cost saving initiatives.  As such, please enhance your disclosure to disclose the total amount of restructuring charges expected to be incurred for each major type of cost as required by FASB ASC 420-10-50-1.  Please also include a reconciliation of the beginning and ending liability balances and state which line item(s) in the statement of operations in which the costs are aggregated.

The Company acknowledges the Staff’s comment and respectfully advises that management considered the disclosure requirement of ASC 420-10-51-1 in connection with the preparation of the consolidated financial statements included in the 2013 Form 10-K.   As of December 31, 2012 and December 31, 2013, the Company’s restructuring liability balances were less than $3.0 million, and total expected costs related to the restructuring are estimated to be approximately $7.7 million through 2014 and 2015.  Accordingly, management determined that such restructuring liability balances were not material and additional disclosure was not required under ASC 420-10-51-1.  In response to the Staff’s comment, the Company has included the following disclosure regarding expected additional restructuring costs on page 11 of the First Quarter Form 10-Q and, to the extent material, the Company intends to include similar disclosure in its future Form 10-Q and Form 10-K filings:

“Restructuring:  In September 2013, we initiated a restructuring plan in our building products segment consisting of various cost saving initiatives, including the reduction of overhead and plant labor, and the consolidation of various plants, primarily in the window and door profiles reporting unit, to improve utilization and efficiencies. During the three months ended March 31, 2014, we recorded a $1.1 million restructuring charge in our building products segment that is included in Transaction-related costs and other, net in the unaudited condensed consolidated statements of operations. We expect to complete these restructuring initiatives in 2015 with additional expected costs in 2014 and 2015 totaling a combined $5.6 million.”

The Staff further requests that the Company’s disclosures specifically identify the line item in the statement of operations that aggregates such restructuring expenses.  The Company’s disclosure on page 91 of the 2013 Form 10-K under the section titled “Restructuring” provides the following disclosure:

“During the year ended December 31, 2013, we recorded $3.2 million in restructuring charges in our building products segment that is included in Transaction related costs and other, net in the consolidated statements of income.”

“Transaction related costs and other, net” is the specific line item that identifies the Company’s restructuring charges included in on the Statements of Income.  The Company will continue to disclose which line item its restructuring line items are presented in its Consolidated Statement of Operations.

Should future restructuring plans become material, the Company will comply with the disclosure requirements of ASC 420-10-51-1 and enhance its disclosures accordingly, prospectively in future Form 10-Q and Form 10-K filings.

*                                         *                                         *                                         *

In connection with the above response, the Company acknowledges that: (a) it is responsible for the adequacy and accuracy of the disclosure in the filings referenced in the Comment Letter; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the such filings; and (c) it may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

We hope that the foregoing is responsive to your comments. If you have any questions with respect to this letter, please feel free to contact the undersigned at (404) 581-8967 or, in my absence, Mark L. Hanson at (404) 581-8573.

Respectfully,

/s/ Joel T. May
Joel T. May

cc:	Paul D. Carrico, Axiall Corporation
Gregory C. Thompson, Axiall Corporation
Timothy Mann, Jr., Axiall Corporation

John E. Zamer, Jones Day
Mark L. Hanson, Jones Day